Exhibit (g)(3)

UMB Bank, n.a.

Schedule of Fees for Domestic Custody Services

Prepared for ProFunds and Access One Trust

Net Asset Value Fees

To be computed as of month-end on the combined net assets of the entire Fund complex at the annual rate of:

3.0 basis points on the first $1,500,000,000 in assets; plus

2.0 basis points on the next $1,000,000,000 in assets; plus

.50 basis point on the next $2,500,000,000 in assets; plus

.25 basis point on the assets in excess of $5,000,000,000

*	Combined net assets of the entire Fund complex must exceed $500 million for this schedule to apply.

Portfolio Transaction Fees

*DTC	$0.65
*Fed Book Entry	$8.00
*Physical	$25.00
Principal Paydown	$5.00
Option (Initial Only)/Future	$25.00
Corporate Action/Call/Reorg	$25.00
*UMB Repurchase Agreement	$5.00
*Tri-Party Repurchase Agreement	$15.00
Wire In/Out & Check Issued (Non-Settlement Related)	$8.00
*Fund-of-Fund ‘Security’ Transaction	$25.00
Fund-of-Fund ‘Dividend’ Transaction, includes Dividend, Capital Gain or Re-Invest transactions, each	$10.00

*A	transaction includes buys, sells, maturities, or free security movements

Out-of-Pocket Expenses

Includes, but is not limited to, security transfer fees, certificate fees, shipping/courier fees or charges, FDIC insurance premiums, custom programming charges, legal review/processing of restricted and private placement securities and any custom processing for fund proxy voting, class and corporate actions above and beyond the current service/performance standards provided to the funds and contemplated by the above fee schedule.

This fee schedule pertains to custody of U.S. Domestic assets only.

LIMB Bank will provide its fee schedule for Euroclear and global custody upon request.

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.

This fee schedule is effective January 1, 2005 through December 31, 2008.

All fees will be paid in full within 30 days of receipt. If not, a late charge will accrue daily on the balance due at the UMB Prime Rate.